March 24, 2011

Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20549-3561
Attention:	Ms. Cecilia Blye Ms. Jennifer Hardy

	Re:	Capital Product Partners, LP Form 20-F for the Fiscal Year Ended December 31, 2010 Filed February 4, 2011 File No. 001-33373

Dear Ms. Blye and Ms. Hardy,

In response to the comment letter dated March 15, 2011 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the annual report for fiscal year 2010 filed on Form 20-F (the “2010 Annual Report”) by Capital Product Partners L.P. (the “Partnership”) on February 4, 2011, please find below the response of the Partnership.

The headings and numbered items of this letter correspond to the headings and numbered items set forth in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics, followed by the Partnership’s response.

Capital Product Partners L.P.	Registered office:
3 Iassonos Street	Trust Company Complex
Piraeus, 18537 Greece	Ajeltake Island, Ajeltake Road
Fax: +30 210 458 4950	Majuro
Website: www.capitalpplp.com	Marshall Islands, MH 96960

Risk Factors, page 8
If our vessels call on ports located in countries that are subject to … page 21

1.
We note the risk factor disclosure on page 21 that from time to time, vessels in your fleet may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and identified by the United States government as state sponsors of terrorism.  In future filings, please identify these countries.

The Partnership confirms to the Staff that, in future filings with the Commission, the Partnership will identify the countries that are designated by the U.S. Secretary of State as state sponsors of terrorism and where the Partnership’s vessels may make port calls from time to time.

2.
In this respect, please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Sudan and Cuba, countries identified by the State Department as state sponsors of terrorism, whether through subsidiaries, charterers, or other direct or indirect arrangements.  We note from disclosure on pages 15 and 35 that two of your largest charterers are BP Shipping Limited, an affiliate of BP plc, and Overseas Shipholding Group.  We note from BP plc’s 2009 Form 20-F that it has business contacts with Iran, Syria and Sudan.  We also note from BP’s 20-F and 2010 news articles that BP may have business arrangements with sanctioned parties that are affiliated with the government of Iran.  We note from Overseas Shipholding Group’s 2009 Form 10-K that its vessels may call on ports in Iran.  Your response should describe any services or products you have provided directly or indirectly to Iran, Syria, Sudan or Cuba, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

The majority of the Partnership’s vessels are (and have been in the past) under long to medium term time and bareboat charter agreements with third parties. Since the Partnership’s formation in 2007, a significant proportion of the carrying capacity of the Partnership’s fleet has been from time to time secured under period charter coverage and, as disclosed in the 2010 Annual Report, the Partnership currently charters 19 of its 21 vessels under medium to long-term time and bareboat charters. As such, the commercial management of most of our vessels, including the ports of call, cargoes and routes followed, has been and is determined solely by our charterers in compliance with the terms of our charter parties.

The Partnership is mindful of the restrictions contained in various U.S. statutes and regulations that limit the ability of companies and persons from doing business or trading with certain countries, including Sudan, Iran, Syria and Cuba. The Partnership believes it is in compliance with all applicable sanctions and embargo laws and regulations and, to maintain such compliance, the Partnership monitors and reviews the movement of its vessels on a continuing basis. In this regard, the Partnership is aware of disclosure made in BP plc’s (“BP”) and Overseas Shipholding Group, Inc.’s (“OSG”) public filings to the effect that certain of BP’s or OSG’s subsidiaries or entities have business contacts in Iran, Sudan, Syria or Cuba. Should BP or OSG engage in actions that involve the Partnership or its vessels and that may represent material violations of sanctions and embargo laws or regulations, the Partnership would rely on its monitoring and control systems to detect such actions on a prompt basis and prevent them from occurring. However, the Partnership considers that the risk of any such significant violations occurring on the part of BP or OSG is not material for the following reasons. First, to the Partnership’s knowledge (based on BP’s and OSG’s public disclosures, reputation within the shipping industry and previous business dealings with the Partnership) BP and OSG monitor their activities with the sanctioned countries to ensure compliance with applicable laws and regulations. Secondly, the Partnership’s vessels comprise a small portion of BP’s or OSG’s overall fleet.

Notwithstanding the above, there can be no assurance that the Partnership will at all future times be in compliance with the applicable U.S. sanctions and embargo laws and regulations, particularly as the scope of certain of these laws and regulations may vary or be subject to changing interpretations. In addition, there can be no assurance that BP, OSG or any of the other charterers of the Partnership’s vessels will not violate the same laws and regulations. To address this residual risk, the 2010 Annual Report provides qualitative risk factor disclosure in respect of the potentially adverse impact that the Partnership’s infrequent port calls in the sanctioned countries or any violations of the applicable legal requirements on the part of the Partnership or its charterers might have on the Partnership’s reputation or on the value of its units.

3.
Please discuss the materiality of your contacts with Iran, Syria, Sudan and Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders.  You should address materially in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba, and should also discuss the potential for reputational harm from your charter of vessels to BP Shipping Limited and Overseas Shipholding Group.

None of the Partnership’s vessels have made any port calls in Sudan or Cuba since the Partnership’s formation in 2007. The Partnership’s vessels made one port call in Iran in fiscal year 2007, two port calls in Syria in fiscal year 2008, two port calls in Syria and two port calls in Iran in fiscal year 2009, one port call in Syria in fiscal year 2010, and one port call in Syria in the period from January 1, 2011 through March 23, 2011. These port calls involved the seaborne transportation of refined oil products and represent approximately 0.17%, 0.24%, 0.44%, 0.10% and 0.10%, respectively, of the estimated total calls on worldwide ports made by the Partnership’s vessels over the corresponding periods, which the Partnership believes are immaterial percentages from a quantitative point of view. All such port calls were made in full compliance with UN regulations. Furthermore, the Partnership has not entered into agreements or other arrangements with the governments or any governmental entities of Sudan, Cuba, Syria or Iran and has entertained no direct business contacts with officials or representatives of any such governments or entities.

The Partnership’s period charters generally provide it with a specified daily hire rate for a fixed period of time and do not require the charterer to report to the Partnership the revenue associated with each particular voyage. Therefore, the Partnership does not believe it is possible to translate a given number of port calls in a particular year or period into a dollar amount, nor does the Partnership believe it is possible to quantify the direct impact of its vessels’ infrequent calls on ports located in Cuba, Sudan, Iran or Syria on the Partnership’s future operating results, financial position or cash flows.

The Partnership advises the Staff that, to date, the officers in charge of its investor relations program have not received any queries from the unitholder base concerning the Partnership’s past or future port calls in the abovementioned countries.

The Partnership also refers the Staff to its response to the Staff’s comment #2.

4.	Please tell us whether your charter policies include provisions relating to your vessels calling on ports in Iran, Syria, Sudan or Cuba.

All but two of the Partnership’s current charters include provisions that, on the one hand, restrict trades of the Partnership’s vessels to countries under sanctions or embargoes and, on the other, allow any transportation activities involving sanctioned countries to the extent permitted under the applicable sanction or embargo requirements. The Partnership’s ordinary chartering policy is to include similar provisions in all of its period charters.  More specifically, all but two of the Partnership’s current charters proscribe trades of its vessels in Sudan and most of the charters prohibit voyages to Cuba, but none of them imposes a blanket prohibition on port calls in Iran and Syria.  The two vessels that are not subject to the charter provisions described above are currently traded in the spot market and the cargoes and port calls are selected by our manager further to our authorization. None of our spot chartered vessels have, to date, called on Iran, Syria, Sudan or Cuba.

With respect to this response letter, the Partnership acknowledges that:

●	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at +30 (210) 4584 950 if you have any questions regarding this submission.

CAPITAL PRODUCT PARTNERS L.P.,

By:	Capital GP L.L.C., its general partner

/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

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